FORM 4

[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instructions 1(b).


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

_______________________________________________________________________________
1. Name and Address of Reporting Person

   Smith            Douglass               C.
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   (Last)            (First)            (Middle)

  2500 Royal Place
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                     (Street)

   Tucker               Georgia         30084
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   (City)               (State)         (Zip)

_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

     Industrial Distribution Group, Inc. (IDG)

_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)

   ---------------

_______________________________________________________________________________
4. Statement for Month/Year



_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)

   September 1997

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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ] 10% Owner
   [x] Director
   [x] Officer (give title below)
   [ ] Other (specify below)

        President and COO
   ---------------------------------------------------------

_______________________________________________________________________________

                    TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------

          1.                2.           3.                     4.                       5.           6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                   (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------
Common Stock             9/24/97     P            100           (A)    $20.50       123,874       D
Common Stock             9/29/97     J <F1>       123,774       (A)    <F1>         123,874       D

Common Stock             9/29/97     J <F1>       123,774       (A)    <F1>         123,774 <F2>  I           By spouse
Common Stock             9/24/97     P            1000          (A)    $17.00       124,774 <F2>  I           By child
Common Stock             9/29/97     J <F1>       123,774       (A)    <F1>         124,774 <F2>  I           By child

<F1> Shares acquired through merger of Industrial Distribution Group, Inc.
     (now known as The Distribution Group, Inc.), a Georgia corporation, with and into a wholly-owned subsidiary of the issuer.

<F2> The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of
     Section 16 or for any other purpose.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

                     TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g. puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            Form of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------




Explanation of Responses:

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               /s/ Douglass C. Smith                         September 25, 1998
              ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).